UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-31593
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Brigus Gold Corp.
(Exact name of registrant as specified in its charter)
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Purdy’s Wharf Tower II
Suite 2001, 20th Floor
1969 Upper Water Street
Halifax, Nova Scotia
B3J 3R7, Canada
(902) 422-1421
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, Without Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:
One

     Pursuant to the requirements of the Securities Exchange Act of 1934, Brigus Gold Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 17, 2014	By:	/s/Joseph F. Conway
	Name:	Joseph F. Conway
	Title:	President and Chief Executive Officer